Exhibit 99.3

UPDATE OF CHAPTER A (DESCRIPTION OF COMPANY OPERATIONS)1
OF THE PERIODIC REPORT FOR 2009 ("THE PERIODIC REPORT")

OF “BEZEQ” – THE ISRAEL TELECOMMUNICATIONS CORP. LTD. (HEREINAFTER: “the Company”)

In this report, which contains an update of the chapter regarding the description of the Company’s business in the 2009 periodic report, the Company has included forward-looking information, as defined in the Securities Law 5728-1968 (hereinafter: the “Securities Law”). Such information includes, inter alia, forecasts, targets, appraisals and assessments which apply to future events or matters the realization of which is not certain and is not under the Corporation’s control and are affected by factors that cannot be assessed in advance, and which are not within the control of the Company. Forward-looking information in this report will usually be identified specifically, or by employing statements such as “the Company expects”, “the Company assesses”, “it is the Company’s intention”, and similar statements.

Forward-looking information is not a proven fact and is based only on the Company’s subjective assessment, based, inter alia, on a general analysis of the information available at the time of drafting of this report, including public announcements, studies and surveys, and they contain no undertakings as to the correctness or completeness of the information contained therein, and the Company did not independently check the correctness thereof. The Company’s assessments vary from time to time, depending on circumstances.

In addition, the occurrence and/or non-occurrence of the forward-looking information will be affected by factors that cannot be assessed in advance, and which are not within the Company’s control, including the risk factors that characterize its operations, developments in the general environment, external factors and the regulation that affects the Corporation’s operations.

1.	Description of General Development of Group Operations

Section 1.1 - Group Activity and Description of its Business Development

Regarding the chart describing the structure of shareholdings of the Company, and the Company’s shareholdings in its principal subsidiaries and affiliates, and completion of the transaction for sale of control core of Ap. Sb. Ar. Holdings, Ltd. (hereinafter, “Ap. Sb. Ar.”) to B Communications, Ltd.2 (hereinafter, B Communications), see section 1.3.1(a) below. Regarding the purchase of shares in Walla by Bezeq International, Ltd. see section 4.14.1 below.

Section 1.1.4 - Holdings in the Company

The following are details of the rates of current holdings in the Company as at March 31, 2010 and May 3, 2010, and also at full dilution, (assuming exercise of all of the options allocated to the Group’s employees and managers).

1   The update is pursuant to Article 39A of the Securities Regulations (Periodic and Immediate Reports), 5730-1970, and includes material changes or innovations that have occurred in the corporation in any matter which must be described in the Periodic Report. The update relates to the   Company's periodic report for the year 2009 and relates to the section numbers in Chapter A (Description of Company Operations) in such periodic report.

2    On March 16, 2010, 012 Smile Communications changed its name to B Communications, Ltd.

Shareholders	Percentage of holdings
	March 31, 2010	March 31, 2010 Fully diluted	May 3, 2010	May 3, 2010 Fully diluted
Ap. Sb. Ar.	30.45%	29.76%	0	0
B Communications (SP2), Ltd.	0	0	30.44%	29.76%
Amitim	6.72%	6.57%	6.53%	6.38%
The Public	62.84%	63.67%	63.03%	63.85%

Section 1.3 - Investments in Equity and Share Transactions

Section 1.3.1 - Deals in Bezeq Shares

A.           Sale of the control core

On April 14, 2010, the transaction between Ap. Sb. Ar. and B Communications for the sale of all shares belonging to Ap. Sb. Ar. in an off-exchange transaction was completed, whereby Ap. Sb. Ar.  held 814,211,545 ordinary shares of the Company, NIS 1 n.v. each, constituting on that day approximately 30.44% of the Company’s issued and paid up share capital. According to information provided to the Company, the transaction was completed after all conditions in the agreement, including the regulatory approval required by law, were met. These include the following:

1.
Approval of the Minister of Communications for the transaction (including the granting of control permits). The approval was conditional on compliance with several conditions, whose principle points are that transactions for the purchase of end-user equipment between the Eurocom Group3 and Pelephone be considered exceptional transactions pursuant to section 270(4) of the Companies Law and require, in addition to the internal approval process within Pelephone, an approval process in the Company; discussions of the issue by the Company’s Board of Directors be documented in detailed, comprehensive minutes that are to be submitted to the Director General of the Ministry of Communications for his examination (these two conditions also apply to DBS, with regard to purchase of satellite end-equipment, see section 5.17.3 below); an employee of Nokia Cellular Communications, Ltd. may not serve as a Director of Pelephone and an employee of Pelephone may not serve as a Director of Nokia Cellular Communications, Ltd.

2.
Approval of the Antitrust Commissioner, which was conditional on compliance with several conditions, whose principle points are imposition of a prohibition forbidding the Eurocom Group4 from being involved in the determination of commercial conditions that the cellular company purchasing from Eurocom Cellular Communications, Ltd. offers to the public in Israel, other than participation in financing, and obliging the Eurocom Group to sell its holdings in DBS. Prior to completion of the said sale, the Eurocom Group must transfer its shares in DBS to a Trustee who will act as owner of the shares and use its authority and/or rights to the best of its judgment for the benefit of DBS alone.

3.
Approval of the Prime Minister and the Minister of Communications in accordance with the provisions of the Communications Law (Telecommunications and Broadcasts), 5742-1982, and the provisions of the Communications Order (Telecommunications and Broadcasts) (determination of an essential service provided by Bezeq the Israel Telecommunications Corp. Ltd), 5767-1997.

3
In this regard, “Eurocom Group” means all of the corporations controlled, directly or indirectly, by Eurocom Holdings (1979) Ltd. with the exception of the Company, Pelephone Communications, Ltd., Bezeq International , Ltd. and B.I.P. Communications Solutions LP, as well as the employees of Bezeq and the aforementioned corporations, who do not work in other companies in the group.

4          In this regard, “Eurocom Group” means all of the corporations controlled, directly or indirectly, by Eurocom Holdings (1979) Ltd. and/or Eurocom Media Net Holdings, Ltd. and any person associated with these corporations, with the exception of the Company and companies in which the Company hold more than 50% of the shares.

Purchase of the shares in the Company was contracted through the company B Communications (SP2) Ltd. which is a private company, registered in Israel, wholly owned and controlled by B Communications (SP1) Ltd. which is wholly owned and controlled by B Communications, Ltd. which is a public Israeli company registered both on the Tel Aviv Stock Exchanges and NASDAQ. The controlling shareholder in B Communications is Internet Gold – Gold Lines, Ltd. Internet Gold – Gold Lines, Ltd. is owned and controlled by Eurocom Communications, Ltd.

For additional information on the completion of the transaction and the parties who have become interested parties in the Company as a result of the transaction, see the Supplementary Immediate Report on Events or Matters not in the Ordinary Course of the Corporation’s Business dated April 14, 2010 and the Immediate Report of the same date concerning the parties who have become interested parties in the corporation because of their holdings.

B.
Regarding approval of the transaction with the B Communications Group, on March 18, 2010, the Board of Directors of the Company decided to extend the validity of its decision of November 4, 2009, so that the decision regarding transactions in which the controlling shareholder in the Company might have a personal interest with regards to the array of agreements between companies in the B Communications Group will remain in force until July 15, 2010. Further to this point, after transfer of control in the Company, the Audit Committee of the Board Directors (on April 22, 2010 and on April 27, 2010) and the Board of Directors of the Company (on May 4, 2010) approved, on an individual basis, agreements between the Company and its5 subsidiaries with the B Communications Group. Transactions between Pelephone and Eurocom Cellular Communications Ltd. for the purchase of Nokia instruments (end equipment, replacement parts, accessories and maintenance services) were categorized as exceptional transactions in accordance with section 270(4) of the Companies Law. Therefore, they require approval of the General Meeting of Shareholders in the Company.

1.3.2          Employee option plans

A.
Regarding the employee option plan of 2007, in light of the expectation that the exercise price of the options will drop below the nominal value of shares of the Company (NIS 1) due to the adjustment of the exercise price of the options to the distribution of a dividend, on March 18, 2010, the Board Of Directors of the Company gave its approval for the Company to convert part of the premium to share equity, in an amount equal to the difference between the nominal value of a share and the exercise price of the options exercised in the context of this plan, up to a total not exceeding NIS 22,469,081. Conversion of the premium to share equity will be recorded on the Company’s books against the actual exercise of options at the time the options are exercised.

B.
Regarding the options plan for managers and senior employees of the Group, of November 2007, on March 3, 2010, after the Company published its financial statements for 2009, the Company published an updated outline regarding the securities offered to employees.

Section 1.4  - Payment of Dividends

Section 1.4.2 - Distribution of a dividend

On April 8, 2010 the Company’s General Meeting of Shareholders resolved (further to the recommendation of the Company’s Board of Directors from March 2, 2010) to distribute a cash dividend to the shareholders of the Company in the total sum of NIS 2,453 million, which were, as of the determining date for the distribution (April 15, 2010) NIS 0.9170679 per share and 91.70679% of the Company’s issued and paid capital. The dividend was paid on May 3, 2010.

5
Approval of the agreements with the subsidiary companies Pelephone Communications, Ltd. Bezeq International , Ltd. and Bezeq Online, Ltd. was given only after the transactions were approved by the authorized institutions of the said subsidiary companies.

Section 1.5 - Financial Information Regarding Areas of Group Operations

Section 1.5.4 - Principal results and operational data

A.	Bezeq Fixed-Line (the Company’s activity as domestic operator) (NIS millions except where stated otherwise)

	Q1 2010	Q4 2009	Q3 2009	Q2 2009	Q1 2009
Revenue	1,304	1,316	1,343	1,318	1,326
Operating profit	490	161	491	434	437
Depreciation and amortization	170	194	184	205	211
EBITDA (Earnings before interest, taxes, depreciation and amortization)	660	355	675	639	648
Cash flow from operating activities	393	652	526	407	635
Payments for investment in property, plant & equipment and intangible assets	238	220	204	191	238
Proceeds from sale of property, plant & equipment and intangible assets	15	10	19	8	49
Number of active subscriber lines at end of period (in thousands)	2,458	2,489	2,518	2,547	2,579
Average monthly revenue per line (NIS)*	80	82	83	81	81
No. of outgoing minutes (in millions)	2,773	2,964	3,096	3,014	3,123
No. of incoming minutes (in millions)	1,627	1,674	1,737	1,664	1,654
No. of ADSL subscribers at end of period (in thousands)	1,045	1,035	1,026	1,016	1,011
Average monthly revenue per ADSL user (NIS)	75	72	72	69	68

*	Not including revenue from data transmission and communication services, internet services, services to communication operators, contract work and other revenue.

B. Pelephone

(NIS millions except where stated otherwise)

	Q1 2010	Q4 2009	Q3 2009	Q2 2009	Q1 2009
Revenue	1,393	1,393	1,372	1,346	1,265
Operating profit	322	251	316	321	302
Depreciation and amortization	149	158	155	151	139
EBITDA (Earnings before interest, taxes, depreciation and amortization)	471	410	471	472	441
Net profit	259	181	231	233	230
Cash flow from operating activities	350	55	395	290	375
Payments for investment in property, plant & equipment and intangible assets	92	101	146	163	149
No. of subscribers at end of period (in thousands)	2,789	2,766	2,721	2,694	2,669
Average monthly minutes of use (MOU) per subscriber (minutes)	336	339	339	329	323
Average monthly revenue per subscriber (NIS)	133	132	136	131	128
No. of 3G subscribers at end of period (in thousands)	1,619	1,531	1,407	1,307	1,217
% Revenue from value added services and content, of revenues from cellular services (%)	22.6%	20.8%	20.0%	19.1%	18.5%

C.	Bezeq International

(NIS millions except where stated otherwise)

	Q1 2010	Q4 2009	Q3 2009	Q2 2009	Q1 2009
Revenue	343	334	332	327	324
Operating profit	62	67	66	68	60
Depreciation and amortization	23	23	21	21	20
EBITDA (Earnings before interest, taxes, depreciation and amortization)	84	89	88	88	80
Net profit	46	49	51	56	44
Cash flow from operating activities	59	72	82	83	84
Payments for investment in property, plant & equipment and intangible assets*	37	39	33	26	21

*	The item also includes long-term investments in assets

D.	DBS (NIS millions except where stated otherwise)

	Q1 2010	Q4 2009	Q3 2009	Q2 2009	Q1 2009
Revenue	391	390	380	376	384
Operating profit	59	63	61	59	66
Depreciation and amortization	64	63	59	56	57
EBITDA (Earnings before interest, taxes, depreciation and amortization)	122	126	120	115	122
Net profit (loss)	(8)	(38)	(88)	(95)	(1)
Cash flow from operating activities	121	91	135	93	91
Payments for investments in property, plant & equipment & intangible assets *	61	53	87	60	61
No. of ADSL subscribers at end of period (in thousands)	571	571	567	562	560
Average monthly revenue per subscriber (NIS)	229	229	224	224	228

*	This item also includes investments in the cost of acquiring subscribers.

2.	Bezeq: The Israel Telecommunication Corporation Limited (the Company) – Domestic Fixed-line Communications

Section 2.3 - Breakdown of Revenue and Profitability of Products and Services

For data on the distribution of Company revenues by principal product and service in its areas of operation, see Note 9 to the Company's financial statements and Note 2 to the financial data from the consolidated financial statements attributed to the Company as parent, for the period ended March 31, 2010, which are attached to this Periodic Report.

Section 2.6 - Competition

Section 2.6.1 -Telephony

Subsection A. - On March 22, 2010, the Ministry of Communications published a hearing for HOT regarding the marketing of packages including broadcast, telephony and internet access services, whereby it is considering determining that the maximum commitment period will be 18 months for all of the services in the package, including broadcasts. In the opinion of the Ministry, this limitation will also apply to similar joint packages offered by the Company and its subsidiaries when they are permitted.

Section 2.6.8

Regarding appointment of a committee to consider a new tariff arrangement, the committee’s writ of appointment was issued on March 28, 2010. According to the writ, any arrangement for regulated tariffs will also relate to a mechanism for updating that includes a factor for streamlining and a mechanism for preventing cross-subsidization, plus the period for which the arrangement will be in effect. According to the writ of appointment, subjects that are not included therein may be brought for discussion only if the Minister of Communications does not object to the discussion within seven days of the subject having been brought to his attention. Furthermore, if the committee considers adopting recommendations that are not consistent with recommendations of the Gronau Committee, as approved by the Minister of Communications, (see section 2.6.7 in Chapter A of the Company’s periodic report dated December 31, 2009), the committee will open the subject to public comment prior to formulating its recommendations.

Section 2.7 - Property, Plant and Equipment, and Installations

Section 2.7.4 - Real estate

During the first three months of 2010, the Company sold three properties with a total of area of approximately 6,000 sq. mtrs. of land and approximately 3,500 sq. mtrs. of buildings, for an amount totaling approximately to NIS 33 million.

Section 2.9 - Human Resources

On March 25, 2010, the Company received notice of a strike, in accordance with the Settlement of Labor Disputes Law, 5719-1957, which was declared by the Histadrut Labor Union, as from April 11, 2010. According to the notice, the dispute relates to the Company’s disregard of the demand of the workers’ union to negotiate for a collective agreement to regulate the rights of employees following transfer of the controlling stake in the Company, before taking steps to transfer control. Consequently, negotiations between the Company’s management and the workers’ union are underway.  It is noted that on May 2, 2010, the workers’ union began limited sanctions.

Section 2.9.6 - Employee compensation plans

Regarding section 2.9.6.2, adjustment for an exercise price lower than the nominal value of shares in the Company for the employee option plan of 2007 and regarding section 2.9.6.3, publishing an updated outline of the option plans, see section 1.3.2 above.

Section 2.10 - Raw Materials and Suppliers, Purchase of Equipment, and Suppliers

Section 2.10.3 - Dependence on suppliers

The Company is also dependent on Verse Networks for public switching equipment.

Section 2.13 - Financing

Section 2.13.1 - Average and effective interest rate on loans and section 2.13.4 Credit received after December 31, 2009

On April 15, 2010, the Company completed fund raising for a sum totaling NIS 1.5 billion, through loans from Israeli banks for an average duration of 4.6 years. (For more information on this topic, see Note 13(B) to the financial statements of the Company for the period ending March 31, 2010 which are included in this quarterly report.) Further, please find below up-to-date data regarding the average effective interest rates of the loans the Company has taken from banks as of this date.

Source of financing	Amount at April 15, 2010	Type of currency or linkage	Average interest rate	Effective interest rate
Banks	NIS 1,400 million	Unlinked NIS	Prime + 0.12%	Prime + 0.15%*
Banks	NIS 500 million	Unlinked NIS	5.6%	5.68%

* For prime at 3% in April 2010.

2.16 - Restrictions on and Supervision of the Company's Operations

2.16.2 - The Company’s general license

During April 2010, the Ministry of Communications published a hearing for all communications operators regarding the exit fee that a licensee may charge a private customer who does not fulfill the obligations included in the agreement between them. The hearing stated that responses are to be submitted by June 1, 2010. These are the main points of the hearing:

1. Limitation on the maximum fine, according to a uniform formula: the product of 10% of the average monthly payment since the beginning of the commitment period multiplied by the number of months remaining from the time the agreement was violated until its expiry. The said maximum fine will include all types of “benefit return” components and nothing will be paid beyond this amount.

2. “One time” benefits, such as gifts (laptop, free service packages, etc.) will not be included in the framework of the benefit return that may be demanded from the customer.

3. A customer who purchased an end-user instrument in a payment agreement will not be asked to make the remaining payments in a lump-sum upon exiting and violating his obligation. Rather the payment plan will always be continued as initially stated.

Section 2.17 - Substantial Agreements

Section 2.17.5  - Management agreement

Further to sale of the control core in the Company by Ap. Sb. Ar. (see update 1.3.1(a) above), the management agreement with a company owned and controlled by shareholders in Ap. Sb. Ar. was terminated on April 14, 2010.

Furthermore, on May 4, 2010, the Board of Directors of the Company approved (after having received the approval of the Audit Committee) entering into an agreement with Eurocom, Communications, Ltd. for a new management agreement, in which context the Company will receive ongoing management services and consultation for US$ 1.2 million per annum. The period of the agreement is three years, beginning on June 1, 2010. The agreement is subject to the approval of the General Meeting of the Company’s shareholders.

Section 2.18 - Legal Proceedings

Section 2.18.3 - Regarding the suit and application for certification as a class action filed against the Company in the Tel Aviv District Court in September 2000 claiming that the Company unlawfully collected collection expenses, in March 2010 the District Court approved handling the case as a class action suit. The claim in the suit is for return of the fee that the Company allegedly collected unlawfully, pursuant to section 1 of the Unlawful Enrichment Law, with the class of the claim including everyone who was charged for collection expenses despite having paid their bill before the Company began collections, from March 11, 1999 through December 7, 2006. The Company intends to file a request for leave to appeal this decision.

3.	Mobile Radio Telephone – Pelephone Communications Ltd. ("Pelephone")

Section 3.7 – Competition

Section 3.7.2.3 - On May 4, 2010, Pelephone received a notification from the Minister of Communications stating that he is considering introducing an amendment to the communications regulations that would reduce the mobile termination fees for the cellular networks, both for completing calls (from NIS 0.251 to NIS 0.0414 beginning on August 1, 2010 and gradually reducing them to NIS 0.0257 from January 1, 2014) and for completing SMS messages (from NIS 0.0285 to NIS 0.019 and then gradually reducing them to NIS 0.0013 from January 1, 2014). Pelephone was given until June 6, 2010 to submit its response.

Section 3.7.2.4 - Further to the work of the team to formulate conditions for the frequencies tender, the Ministry of Communications published a hearing on communications infrastructure cooperation between cellular licensees, in March 2010. According to the Ministry of Communications’ proposal, after the frequencies are allocated to the new operator by tender and during the interim period, until the new operator is able to fully deploy its cellular network, the new operator will be allowed to share the infrastructure of existing operators. The Ministry of Communications has proposed several ways for sharing infrastructure: sharing sites, sharing buildings, sharing imported equipment and sharing antennas. The Ministry of Communications is considering requiring the existing licensees to share communications infrastructure. The current hearing asks to receive the operators’ positions on how the cooperation might be implemented. Pelephone is developing its response for the hearing.

Section 3.17.1 - Environmental Quality

The legally required approval of Minister for Communications for the regulations proposed by the Minister for Environmental Protection regarding the safe distances and maximum permissible exposure levels to radiation from radio frequencies has not yet been received. If the said agreement is reached between the ministers according to the current law and the regulations are approved, this is expected to have several types of negative impact on the establishment and operation of broadcast points, as described in section 3.18 of the Company’s periodic report as of December 31, 2009.

Section 3.18 -  Restrictions on and regulation of Pelephone’s operation

Section 3.18.3.2 - Principle Changes to Pelephone's license

During March 2010, the Ministry of Communications published a hearing regarding a list of changes to the cellular license in several consumer fields. The two central and most significant changes for Pelephone are:

1.
Receiving the express permission of existing customers for using various content services (for example, receiving paid SMS, sending SMS messages at a special rate, access to the Company’s cellular portal, etc.) rather those services being the default situation if instructions to block the services is not relieved from customers.

2.	Informing customers by SMS when they have used 75% and 90% of a package of services.

These two changes are likely to have substantive business and operational consequences. Pelephone is preparing its responses to all of the proposed changes and particularly to these two items. Pelephone intends to demand frontal discussions with the Ministry of Communications on these issues.

Regarding a hearing from April 2010 also relating to Pelephone for exit fees permitted to be charged from a private subscriber, see update to section 2.16.2 above.

Sub-section B - Following the Ministry of Communications’ notice to the High Court of Justice of a change in its position regarding amendment of the license with respect to the mechanism used for identifying users of erotic services as adults, the petition to the court was erased on February 24, 2010 at the request of the petitioner. Further to the Ministry of Communications’ notice, a hearing for operators was issued proposing a stricter identification mechanism than the one currently in use was proposed, requiring the addition of an identifying personal detail. Pelephone has submitted its response to the hearing, stating its opposition to changing the current identification mechanism.

Section 3.18.5 -  Site licensing

In March 2010, the State submitted an updated notice to the High Court of Justice saying that the Minister of the Interior had submitted the draft planning and construction (Installation of a wireless access device for cellular communications) 5770-2010 (hereinafter, “access device regulations”) to the Knesset Economic Committee. The proposed access device regulations are very limited and set very strict limitations on application of the exemption from the requirement of obtaining a building permit for the construction of wireless access devices. The regulations were also submitted to the National Planning and Construction Committee for consultation. In view of the above, it was determined that the State will issue a revised statement on this matter prior to July 1, 2010, without issuing the requested interim injunction against use of this track.

In the opinion of Pelephone, if the proposed access device regulations are approved, the possibilities for using the track based on the exemption from a building permit for wireless access devices will be extremely limited. Limitation of this track, in conjunction with the Council’s proposal for stricter conditions for constructing base stations according to the parallel track of new Master Plan 36/A, can be expected to cause a serious increase in the obstacles limiting new base stations and access devices. These restrictions will make it difficult to maintain the quality of its cellular service and required coverage over the long-term. Furthermore, it might have a detrimental impact on the existing infrastructure, network performance, and the ability to build the new basis stations that the network sometimes requires.

Section 3.21 - Legal Proceedings

In March 2010, a claim was filed together with an application for approval as a class action, in the Tel Aviv District Court. The total amount of the claim is approximately NIS 4.2 billion, of which NIS 2.1 billion is against Pelephone. The plaintiffs allege that Pelephone is violating the terms of its license by not purchasing insurance to cover its responsibility for bodily harm caused by exposure to cellular radiation. The application also includes requested relief for an order instructing the Company to arrange such insurance.

4.	Bezeq International Ltd. - International communications and internet services

Section 4.14 - Investments

Section 4.14.1 - Walla Communications Ltd.

Following notice from Ha’aretz Newspaper Publishing, Ltd. (hereinafter, “Ha’aretz”) on March 14, 2010 that it had entered into an agreement to sell all its shares in Walla, Bezeq International gave notice on March 18, 2010 that it would exercise its right of first-refusal to purchase the shares in Walla owned by Ha’aretz, meaning 14,807,939 shares (hereinafter, “the purchased shares”) for NIS 6.00 per share totaling NIS 88,847,634. The transaction was completed on April 25, 2010 after all of the prior conditions were met. Upon receipt of the purchased shares, Bezeq International transferred 9,902,467 of the purchased shares, to a trustee who will hold the shares in a blind trust. Therefore, when the transfer was completed, Bezeq International holds shares 20,468,231 shares, which are approximately 44.99% of the issued and paid capital of Walla.

Section 4.17 - Restrictions and Supervision of Bezeq International‘s Operations

Regarding the hearing in April 2010, which was also relevant to Bezeq International, concerning the exit fees which a licensee may charge private subscribers, see the update to section 2.16.2 above.

Section 4.19 - Legal Proceedings

A.
Section 4.19.1 - Regarding the lawsuit and petition to recognize a class action filed on September 16, 2001 against Bezeq International and the State of Israel, based on the claim that Bezeq International's tariffs for international telecommunications services for the period from May 10, 1996 through July 8, 1997 were exorbitant and unreasonable, and which was approved as a class action suit on December 25, 2003, on April 26, 2010, the Supreme Court accepted Bezeq International’s and the State’s appeal (after hearing the application for leave to appeal) and ruled that there is no reason to approve the claim as a class action suit.

B.
On April 13, 2010, Partner Communications, Ltd. submitted a petition to the Supreme Court, sitting as the High Court of Justice, in which it asked the Court to instruct that regulation 11(B)(3) of the Communications Regulations (Telecommunications and Broadcast) (Processes and Conditions for Receiving a General License for Providing International Telecommunications Services) 5764-2004 that prevents it, as the holder of a cellular license, or its subsidiary, from receiving a general license for providing international communications services. In its petition, Partner claims, inter alia, that the decision of the Minister of Communications in respect of the subject of the petition was intended to protect the current holders of licenses for providing international telecommunications services. For this reasons, Bezeq International was added as an additional respondent to the petition, which is expected to affect Bezeq International in this area.

5.	Multi-Channel Television – D.B.S. Satellite Services (1998) Ltd. (DBS)

Section 5.1.6 - Main entry and exit barriers for the area of operations and Section 5.1.7 - Substitutes for and changes in products in the sector

Regarding the recent erosion in the main entry barriers into the area of operations, Keshet Broadcasting, Ltd., the holder of the license for broadcasting on a second commercial channel, recently launched an application on the Mako site that makes it possible to conveniently view a variety of content channels on a computer.

Section 5.4 - New Products

In March 2010, DBS launched VOD services for its customers. DBS is of the opinion that its offering of VOD services accords with the regulations to which it is currently subject. This position of the company is subject to publication of the conclusions drawn by the committee appointed by the Minister of Communications on the regulation of broadcast using new platforms and technologies (see chapter A, section 5.1.3.6 of the Company’s periodic report as of December 31, 2009) which may impose conditions and limitations on the VOD services provided by DBS, including the very fact of their provision.

Section 5.15 - Financing

Sections 5.15.2, 5.15.3

In March 2010, an amendment to DBS bank financing agreement (hereinafter, the “financing agreement”) was signed and took effect. According to this agreement, inter alia, an additional Israeli bank joined (hereinafter, “the additional bank”) DBS's current bank consortium (hereinafter, the “current banks”). In this context, the additional bank provided DBS with its proportional share of DBS’s current credit framework, and also granted DBS long-term credit totaling NIS 255 million, most of which was used for joining (according to its proportional share) the long-term credit framework of DBS, for repayment and early repayment of DBS’s debts to the current banks and the balance of  NIS 46 million, which will be used to meet DBS’s current needs.

Pursuant to the agreed amendment, DBS created a floating charge in favor of the addition banks similar to those listed in favor of the current banks and the additional bank was added to the fixed charge in favor of the current banks. Furthermore, shareholders in DBS6 signed amendments to the liability deeds, mortgage deeds and guarantees, as relevant, that they have signed in favor of the current banks, to including the additional bank.

According to the amended agreement, the reimbursement period for bank credit (both the long-term loan and at the current credit framework) was extended to the end of 2015. The banks have also agreed that the loans they have given to DBS may be repaid by institutions (chapter A, section 5.18.5 of the Company’s periodic report as of December 31, 2009), according to the schedule.

As part of the amended agreement, the financial conditions listed in the financing agreement have been changed. The new conditions that will apply until 2015 and are suited to DBS’s business plan, are:

A.	Minimal repayment ability

B.	Minimal operational cash flow (EBITDA).

C.	Maximum and minimum credit from suppliers.

The values for compliance with the financial standards are variable and measured quarterly. Non-compliance with the conditions gives the banks the right to demand early repayment of loans, in accordance with the conditions of the financing agreement.

6
Other than Lidan. In this regard, DBS promised to make every effort, as soon as possible after the amended agreement becomes effective to sign Lidan on an amendment to its liabilities deed in favor the banks and mortgage deed in favor of the banks.

Section 5.15.8

In April 2010, the rating agency Maalot announced that it had raised the rating of the debentures (Series A) issued by DBS one grade from (ilBBB-) to (ilBBB), inter alia, due to its evaluation of the substantive improvement in DBS’s liquidity because of the new loan received from the additional bank, as described in the update to section 5.15.2 above) and because of the ongoing improvement in the coverage ratios, ability to create cash flows and liquidity of DBS since the previous rating. In addition, the rating company added DBS to the Credit Watch with a positive note and stated that it hopes to complete its consideration of a possible improved rating within three months, after a deeper study of DBS’s business plan and its impact on its financial profile.

Section 5.17 - Restrictions on and Supervision of the Corporation

Section 5.17.1 - Subjection of activities to specific laws

In April 2010, the subsidiary company of Bank Leumi notified DBS that it completed the sale of its entire holding in Keshet Broadcasting, Ltd.

Section 5.17.3 - Principal restrictions by virtue of the law and broadcasting license

As of the date of this report, the Council is holding a hearing regarding shortening the period of a special offer offered by DBS (and the cable companies) to their subscribers and setting a uniform special offer period for all service components. In the context of this hearing, the Council is considering, inter alia, amendment of DBS’s license so that the period to which a subscriber must make a commitment in order to receive a benefit or discount will be limited to only 18 months. DBS has submitted its opposition to implementation of the said amendment. The Council is yet to make a decision about the hearing. Simultaneous with the hearing process, the Ministry of Communications announced in March 2010, that it is considering amending the license of Hot Telecom LP, whereby a private subscriber who purchased a service package that also includes broadcasts from the cable company, for which the commitment period for the broadcast component is limited by the broadcast license, the limit would also apply to the services included in the said packages.

In March 2010, the Knesset passed, in its first reading, a proposed law that designated channels will be exempt from the payment of transfer fees to Hot and DBS.

In April 2010, in the context of the Ministry of Communications’ approval of DBS’s request, as required by its license for approval of transferring the means of control in the company (direct and indirect) in respect of the purchase of control in the company (see section 1.3.1a, above) and the transfer of the holdings of Eurocom DBS Ltd. in DBS to a trustee, the Ministry of Communications decided to apply the following main conditions to DBS:

A.
No change, direct or indirect, in the trustee’s holdings of the means of control in DBS may be made unless the change received the prior written approval of the Minister of Communications, after having consulted with the Council.

B.
The trustee will not act in accordance with guidance received from any party who has a direct or indirect interest in a field regulated by the Ministry of Communications, unless it has received the approval for this from the Ministry of Communications.

C.
Any transaction between DBS and the Eurocom Group7 regarding satellite end equipment will be considered an exceptional transaction as defined in section 270(4) of the Companies Law and, in addition to the approval process in DBS institutions, require an approval pursuant process in the Company’s institutions to section 275 of the Companies Law.

D.
Discussions by the Board of Directors of DBS regarding transactions as described in section C, above, will be documented in detailed, comprehensive minutes that are to be submitted to the C.E.O. of the Ministry of Communications for his examination.

May 4, 2010
Date	Bezeq – The Israel Telecommunication Corp. Ltd

Names and titles of signatories:

Shlomo Rodav, Chairman of the Board

Avi Gabbay, CEO

7	Regarding the definition of “Eurocom Group” for this purpose, please see footnote 3, above.